                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1) *

                            GREENTREE SOFTWARE, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.04 PAR VALUE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  395793 20 1
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  MARK CAHILL
                              666 GREENWICH STREET
                              NEW YORK, NY  10014
                                 (800) 792-7374
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 23, 1996
- --------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)




                                       1.

 CUSIP NO. 395793 20 1                               13D     Page 2 of 5 Pages

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   MARK CAHILL
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]
- --------------------------------------------------------------------------------
    3     SEC USE ONLY
- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   See item 3 of Attached Schedule 13D
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]
- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
- --------------------------------------------------------------------------------
          NUMBER               7      SOLE VOTING POWER
            OF                                894,659 *
          SHARES
       BENEFICIALLY
         OWNED BY
         REPORTING
          PERSON
           WITH
                           -----------------------------------------------------
                               8      SHARED VOTING POWER
                                              -0-
                           -----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                              894,659 *
                           -----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                              -0-
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    894,659*
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
          [ ]
- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    9.52%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
                                    IN

* Includes warrants to purchase 9,659 shares of the Common Stock of the Company.




                                       2.

         This Amendment amends the Schedule 13D filed with the Commission on January 26, 1996 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

         (a)     Title of Security:

                 Greentree Software, Inc., Common Stock, $.04 par value per share (the "Common Stock")

         (b)     Name of Issuer:

                 Greentree Software, Inc., a New York corporation (the
                 "Company").

         (c)     Address of Issuer's Principal Executive Office:

                 The principal executive office of the Company is located at 2801 Fruitville Road, Suite 180, Sarasota, Florida 34237.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Name of Reporting Person

                 The reporting person is Mark Cahill (the "Reporting Person").

         (b)     Business Address of Reporting Person

                 The business address of the Reporting Person is Republic National Bank of New York, 452 Fifth Avenue, 10th Floor, New York, New York 10018.

         (c)     Principal Occupation or Employment of Reporting Person:

                 The principal occupation and employment of the Reporting Person is as a Marketing Officer at a Derivative Desk for the Republic National Bank of New York.

         (d)     Criminal Convictions since December 28, 1990:

                 None

         (e)     Judgments for Violations of Securities Laws since December 28,
                 1990:

                 None

         (f)     Citizenship





                                        3.

                 The Reporting Person is a citizen of the United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person paid $220,000 funds for the purchase of 733,333 shares of the Company issued in a private placement, dated December 28, 1995 (the "Private Placement"). The funds used to purchase these shares were obtained pursuant to a short-term financing agreement with Raymond James Associates, Inc. (the "Financing Agreement"). In accordance with the terms of the Financing Agreement, the Reporting Person will use personal funds in order to satisfy all financial obligations under this loan. Additionally, the Reporting Person paid $25,667 for the purchase of 36,667 additional shares in a private placement dated April 23, 1996 (the "1996 Private Placement"). The Reporting Person used personal funds to purchase such shares.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person acquired the shares of the Common Stock in each private placement for investment purposes only. The Reporting Person has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a) - (j) of the instructions of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 894,659 shares of the Common Stock, consisting of approximately 9.52% of the aggregate number of shares of Common Stock outstanding as of April 30, 1996, as reported by the Company. The 894,659 shares beneficially owned by the Reporting Person are comprised as follows:

                 (1) 100,000 shares of the Company purchased in the open market prior to the Private Placement using personal funds of the Reporting Person;

                 (2) 5,000 shares of the Company purchased in the open market prior to the Private Placement using funds from the Reporting Person's Individual Retirement Account;

                 (3) 733,333 shares of the Company purchased in connection with the Private Placement using funds of the Reporting Person as indicated in Item 3, above;

                 (4) 10,000 shares of the Company purchased in the open market on January 3, 1996, using funds from the Reporting Person's Individual Retirement Account;





                                        4.

                 (5) Warrants to purchase 9,659 shares of Common Stock at a purchase price of $2.80 per share which were inadvertently omitted from the Schedule 13D; and

                 (6) 36,667 shares of the Company purchased in connection with the 1996 Private Placement using funds of the Reporting Person as indicated in Item 3, above.

         (b) The Reporting Person has sole investment and voting power with respect to all of the shares of Common Stock beneficially owned by him.

         (c)     Recent Transactions:              See item 3 above.

         (d)     Right to Receive Dividends:       None

         (e)     Ownership below 5%:               Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 None

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                 None


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1996

                                        /s/ Mark Cahill
                                        -------------------------------------
                                        MARK CAHILL





                                        5.